FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES SHARE PLACEMENT OF US$465 MILLION

•    78.2 million shares placed at a price of Ps. 65.00 per share
•    ADSs placed at a price of US$23.76 per ADS

Mexico City, September 26, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced that the offering price for its shares and Ordinary Participation Certificates (CPOs) was fixed at Ps. 65.00 per share or CPO. The offering price for the American Depositary Shares (ADSs) is US$23.76 per ADS. Each CPO represents one share; each ADS represents 4 CPOs.

Trading of the newly issued ADSs and shares will begin today, September 26, 2006, on the New York Stock Exchange and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Closing is expected to take place on September 28, 2007.

The registered public offering consisted of 78,260,872 shares, constituting an offer size of approximately US$465 million, excluding the over-allotment option. All the shares have been sold. The international offering, in the United States and outside Mexico, consisted of 46,956,522 shares in the form of CPOs and ADSs. The Mexican offering consisted of 31,304,350 ordinary shares.

The underwriters have a thirty-day option to purchase an additional 11,739,128 shares (equivalent to US$70 million) to cover over-allotments. Of this total, 7,043,478 shares were allocated to the international underwriters, and 4,695,650 shares were allocated to the Mexican underwriters. The shares being sold, including those subject to the over-allotment option, total 90 million shares, and represent approximately 18.1% of ICA’s total equity, after giving effect to the offering.

Citigroup Global Markets, Inc. is the global coordinator and bookrunner for the U.S. and international offering. Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex (ACCIVAL) and Casa de Bolsa Santander, S.A. de C.V., Integrante de Grupo Financiero Santander, are the joint bookrunners for the Mexican offering.

The prospectus for this offering may be obtained by contacting Citigroup Global Markets, Inc., Brooklyn Army Terminal, Attn: Prospectus Delivery Department, 140 58th Street, Brooklyn, NY 11220, or on the Company’s website, www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

This press release report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2007

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer